4/9/2004

04018861

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 2 2004
516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffiths McBurney Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1100, 145 King Street West
(No. and Street)

Toronto	Ontario	Canada	M5H 1J8
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adina Masson-Crocker (416) 943-6136
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Crt. West, P.O. Box 31, Stn. Commerce Crt. Toronto, ON M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Adina Masson-Crocker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffiths McBurney Corp., as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Griffiths McBurney Corp.

We have audited the accompanying statement of financial condition of Griffiths McBurney Corp. as at January 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as at January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 12, 2004

GRIFFITHS MCBURNEY CORP.

Statement of Financial Condition
(Expressed in U.S. dollars)

January 31, 2004

Assets

Cash and cash equivalents	$ 2,824,153
Securities owned	48,400
Due from:	
Parent (note 2)	773,018
Clearing broker (note 2)	4,181,276
Due from customer	1,753,640
Other assets	36,302
GST recoverable	688,785
	$ 10,305,574

Liabilities and Stockholder's Equity

Liabilities:	
Accrued liabilities	$ 28,013
Due to customers	5,934,916
Income taxes payable	67,764
	6,030,693
Stockholder's equity:	
Capital stock:	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
2,125,000 common shares	2,125,000
Retained earnings	2,149,881
	4,274,881
	$ 10,305,574

See accompanying notes to statement of financial condition.

On behalf of the Board:

____________________________ Director

____________________________ Director

Griffiths McBurney Corp. (the "Company") was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, GMP Securities Ltd. (formerly Griffiths McBurney & Partners). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of GMP Securities Ltd., a Canadian-owned and regulated investment dealer. GMP Securities Ltd. is a member of the Investment Dealers Association (the "IDA") and all major Canadian stock exchanges. The Company is located in Toronto, Ontario, Canada.

On December 9, 2003, Griffiths McBurney & Partners (the "Partnership") completed a corporate reorganization. As part of the reorganization, GMP Securities Ltd. acquired all the net assets of the Partnership in consideration for the issuance of shares, which were distributed to the Partners in accordance with the Partnership Agreement. GMP Capital Corp., GMP Securities Ltd.'s parent, acquired all the outstanding shares of GMP Securities Ltd. in exchange for 18,000,000 shares of GMP Capital Corp. GMP Capital Corp. became the holding company for the GMP group of companies. The shareholders of GMP Securities Ltd. became shareholders of GMP Capital Corp. GMP Securities Ltd. also obtained all of the registration and membership status necessary to carry on the business carried on by the Partnership.

1. Significant accounting policies:

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit.

(b) Securities transactions and balances:

Securities transactions and balances with customers, brokers and financial institutions and margins for these balances are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

(c) Securities owned:

Securities owned consist of an investment in The NASDAQ Stock Market, Inc. shares, which is valued by management at the published price at the year-end close of business.

(d) Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Fair values of financial assets and liabilities:

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate the carrying amounts due to their short-term nature or imminent maturity.

1. Significant accounting policies (continued):

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year.

(g) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. Related party transactions:

Under an operating agreement dated May 16, 1996, the Company has entered into an arrangement with its parent, GMP Securities Ltd., whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

The intercompany balance due from the parent of $773,018 is due on demand and is non-interest bearing. The balance due from the clearing broker of $4,181,276 is also due from the parent.

(Expressed in U.S. dollars)

3. **Regulatory net capital requirement:**

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commissions (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. At January 31, 2004, the Company had net capital of $1,723,239, which is $1,473,239 in excess of the required minimum net capital of $250,000.

4. **Deposit segregated pursuant to federal and other regulations:**

A cash amount of $56,895 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in cash.

5. **GST recoverable:**

GST recoverable represents amounts receivable from Canada Revenue Agency in connection with GST paid to the parent, GMP Securities Ltd., for clearing services.